

Mr. Bernard L. Han
Chief Financial Officer
EchoStar Communications Corporation
9601 South Meridian Boulevard
Englewood, Colorado 80112

June 4, 2007

Re: **EchoStar Communications Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed March 1, 2007

Dear Mr. Han:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Larry Spirgel
                                Assistant Director